For the Annual General Meeting of the Company to be held at: Time: 12 noon (Melbourne time, AEDT) Date: Tuesday, 28 November 2023 Place: MinterEllison Collins Arch, Level 20 447 Collins Street Melbourne Victoria 3000 Notice of Annual General Meeting and Explanatory Memorandum Mesoblast Limited ABN 68 109 431 870 THIS IS AN IMPORTANT DOCUMENT If you are in doubt as to what to do with this document, please immediately see your legal adviser, financial adviser or stockbroker.

Mesoblast Limited – Notice of Annual General Meeting 2023 1 Notice of Annual General Meeting Notice is given that the Annual General Meeting (AGM) of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held at 12 noon (Melbourne time, AEDT) on Tuesday, 28 November 2023 for the purpose of considering and, if thought fit, passing the resolutions set out below (Notice). Venue The Company will conduct an AGM with shareholders able to attend in person at MinterEllison, Collins Arch, Level 20, 447 Collins Street Melbourne, Victoria 3000. Viewing the AGM online The Company encourages shareholders and proxy holders to participate in the AGM in person. In recognition that this may not be feasible for all shareholders, shareholders may view the AGM online at https://meetings. linkgroup.com/MSBAGM23. If shareholders are viewing the AGM by webcast, we recommend logging onto our online platform at least 15 minutes prior to the scheduled start time for the AGM by entering https://meetings. linkgroup.com/MSBAGM23 into a web browser on your computer or online device. Shareholders will need their Shareholder Reference Number (SRN) or Holder Identification Number (HIN), which is printed at the top of their personalised proxy appointment form. Further information on how to view the AGM via webcast is set out in the Meeting Online Guide available at https://mesoblast.com/agm2023. Shareholders will not be able to submit their votes or submit questions through the webcast platform. Shareholders planning on viewing the AGM, instead of attending in person, should submit their votes prior to the AGM - detailed instructions on this are set out in this Notice in the section titled “Information on voting, proxies, corporate representatives and attorneys.” In addition, shareholders may submit their questions before the meeting – detailed instructions on this are set out in this Notice in the section titled “Asking questions”. Voting Shareholders may vote by either: • attending the AGM in person; or • appointing a proxy. Detailed instructions on the above options are set out in this Notice in the section titled “Information on voting, proxies, corporate representatives and attorneys.” Asking questions A discussion will be held on all Items to be considered at the AGM. Shareholders physically attending the AGM will have a reasonable opportunity to ask questions during the AGM, including an opportunity to ask questions of the Company’s external auditor. To ensure that as many shareholders as possible have the opportunity to speak, shareholders are requested to observe the following: • all shareholder questions should be stated clearly and should be relevant to the business of the AGM, including matters arising from the Annual Report, Directors’ Report (including the Remuneration Report) and Auditor’s Report, and general questions about the performance, business or management of the Company; • if a shareholder has more than one question on an Item, all questions should be asked at the one time; and • shareholders should not ask questions at the AGM regarding personal matters or those that are commercial in confidence. Shareholders may register questions in advance of the AGM and are invited to do so. A Shareholder Question Form has been sent to shareholders and is also available on the Company’s website: https://mesoblast.com/ agm2023. We will attempt to address the more frequently asked questions in the Chair and Chief Executive’s presentations at the AGM. Written questions must be received by the Company or Link Market Services Limited by 5.00pm (Melbourne time, AEDT) on Tuesday, 21 November 2023, and can be submitted online, by mail, by fax or in person (as set out on the top of the Shareholder Question Form).

2 Mesoblast Limited – Notice of Annual General Meeting 2023 ITEMS OF BUSINESS Please note that additional information concerning the resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice. 1. Receipt and Consideration of Financial Statements and Reports To receive and consider the Financial Statements of the Company and the reports of the Directors and Auditor for the year ended 30 June 2023, as set out in the Company’s 2023 Annual Report. 2. Adoption of the Remuneration Report To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Remuneration Report (which forms part of the Company’s 2023 Annual Report) for the financial year ended 30 June 2023 be adopted.” The vote on this Item is advisory only and does not bind the directors of the Company (Directors) or the Company. Voting exclusions apply to this Item 2 - please see the Voting Exclusions section on page 5. 3. Amendment to the Constitution To consider and, if thought fit, pass the following resolution as a special resolution: “That, for the purpose of section 136 of the Corporations Act and for all other purposes, the Company’s constitution be amended with immediate effect by deleting the second sentence in clause 65.1 and replacing it with the following: ‘If no such director would be required to submit for re-election but the ASX Listing Rules require an election of Directors to be held, the Director to retire will be as agreed by the Directors among themselves or, failing agreement, determined by lot.’” 4. Re-election of Directors To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution: a) Re-election of Mr Philip Facchina as a Director “That Mr Philip Facchina, a Director retiring from office in accordance with clause 65.1 of the Company’s constitution, being eligible for re-election as a Director of the Company, is re-elected as a Director of the Company.” b) Re-election of Mr William Burns as a Director “That Mr William Burns, a Director retiring from office in accordance with clause 65.1 of the Company’s constitution, being eligible for re-election as a Director of the Company, is re-elected as a Director of the Company.” 5. Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution: a) Proposed Issue of Options to Dr Silviu Itescu in Connection with his Long-Term Incentive Remuneration for the 2023/2024 Financial Year “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Silviu Itescu (being the Chief Executive Officer and Managing Director of the Company as at the date this resolution is passed) of 2,420,000 options, as the long-term incentive component of Dr Itescu’s remuneration for the 2023/2024 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Silviu Itescu on the exercise of the above options.”

Mesoblast Limited – Notice of Annual General Meeting 2023 3 b) Proposed Issue of Options to Dr Silviu Itescu in Lieu of 30% of Base Salary “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Silviu Itescu (being the Chief Executive Officer and Managing Director as at the date this resolution is passed) of 1,273,070 options in lieu of 30% of his base salary for the 12-month period from 1 September 2023 to 30 August 2024, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Silviu Itescu on the exercise of any such options.” Voting exclusions apply to Items 5(a) and 5(b) – please see the Voting Exclusions section on pages 5 to 6. 6. Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution: a) Proposed Issue of Options to Dr Eric Rose in Connection with his Long-Term Incentive Remuneration for the 2023/2024 Financial Year “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Eric Rose (being the Chief Medical Officer of the Company as at the date this resolution is passed) of 740,000 options, as the long-term incentive component of Dr Rose’s remuneration in the 2023/2024 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Eric Rose on the exercise of the above options.” b) Proposed Issue of Options to Dr Eric Rose in Lieu of 30% of Base Salary “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Eric Rose (being the Chief Medical Officer as at the date this resolution is passed) of 1,220,765 options in lieu of 30% of his base salary for the 12-month period from 1 September 2023 to 30 August 2024, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Eric Rose on the exercise of any such options.” Voting exclusions apply to Items 6(a) and 6(b) – please see the Voting Exclusions section on pages 5 to 6. 7. Approval of Proposed Issue of Options to Non-Executive Directors To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant of options to: A. Mr Joseph R. Swedish (being a Non-Executive Director as at the date this resolution is passed); B. Mr William M. Burns (being a Non-Executive Director as at the date this resolution is passed); C. Ms Jane C. Bell (being a Non-Executive Director as at the date this resolution is passed); and D. Mr Philip J. Facchina (being a Non-Executive Director as at the date this resolution is passed), in lieu of 50% of their director fees (including committee fees) for the 12-month period from 1 August 2023 to 31 July 2024 from a total pool of 1,853,889 options, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to the Non-Executive Directors on the exercise of any such options.” Voting exclusions apply to this Item 7 – please see the Voting Exclusions section on pages 5 to 6. ITEMS OF BUSINESS

4 Mesoblast Limited – Notice of Annual General Meeting 2023 8. Approval of Proposed Issue of Options to Director, Dr Philip Krause To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That, for the purpose of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Philip Krause (being a Director as at the date this resolution is passed) of 985,000 milestone-based options as part of his consultancy fees, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Philip Krause on the exercise of the above options.” Voting exclusions apply to this Item 8 – please see the Voting Exclusions section on pages 5 and 6. 9. Ratification of Issue of Securities to Institutional Investors To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, shareholders approve and ratify the issue of fully paid ordinary shares by the Company to institutional investors on the terms and conditions as more fully described in the Explanatory Memorandum accompanying the Notice of this Meeting.” Voting exclusions apply to this Item 9 - please see the Voting Exclusions section on page 6. Further information For detailed information on the above Items, please refer to the Explanatory Memorandum on pages 7 to 23. By order of the Board: Niva Sivakumar and Paul Hughes Joint Company Secretaries 30 October 2023 ITEMS OF BUSINESS

Mesoblast Limited – Notice of Annual General Meeting 2023 5 Voting Exclusions Voting Exclusion for Item 2 – Adoption of the Remuneration Report The Company will disregard any votes cast on the resolution proposed in Item 2: • by or on behalf of any Key Management Personnel (KMP) member whose remuneration details are included in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or • by any person who is a KMP member as at the time Item 2 is voted on at the AGM, or any of their closely related parties, as a proxy, unless the votes are cast as a proxy for a person who is entitled to vote on Item 2: • in accordance with a direction in the proxy appointment; or • by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if Item 2 is connected directly or indirectly with the remuneration of a KMP member. Voting Exclusion for: Items 5(a), 5(b), 6(a), 6(b), 7 and 8 – Approval of Proposed Issue of Options The Company will disregard any votes cast in favour of the resolutions proposed in Items 5(a), 5(b), 6(a), 6(b), 7 and 8: • by a person referred to in Listing Rule 10.14.1, 10.14.2, or 10.14.3 who is eligible to participate in the Company’s Employee Share Option Plan (or their respective associates); and • by any person who is a KMP as at the time Items 5(a), 5(b), 6(a), 6(b), 7 and 8 are voted on at the AGM (or any respective closely related party). However, the Company need not disregard a vote on the resolutions proposed in Items 5(a), 5(b), 6(a), 6(b), 7 and 8 if it is cast: • by a person as proxy or attorney for a person who is entitled to vote on the Item, in accordance with the directions given to the proxy or attorney to vote on the Item in that way; • by the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the Item as the Chair decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and – the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way. In addition, a vote must not be cast on Items 5(a), 5(b), 6(a), 6(b), 7 and 8 by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on Items. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on Items 5(a), 5(b), 6(a), 6(b), 7 and 8 because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies.

6 Mesoblast Limited – Notice of Annual General Meeting 2023 Voting Exclusion for Item 9 – Ratification of Issue of Securities to Institutional Investors The Company will disregard any votes cast in favour of the resolutions proposed in Item 9 by or on behalf of: • a person who participated in the issue which is the subject of the resolution proposed at Item 9; or • an associate of that person (or those persons). However, the Company need not disregard a vote on the resolution proposed in Item 9 if it is cast: • by a person as proxy or attorney for a person who is entitled to vote on Item 9, in accordance with the directions given to the proxy or attorney to vote on Item 9 in that way; • by the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the Item as the Chair decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: • the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and • the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way. Defined terms used in these voting exclusions For the purposes of these voting exclusions: • The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Mesoblast consolidated group, either directly or indirectly. This includes all Directors (Executive and Non-Executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2023 are listed in a section titled ‘Key Management Personnel’ in Item 6.A (“Directors and Senior Management Personnel”) of the Company’s Form 20-F for the year ended 30 June 2023 (which is contained within the Company’s Annual Report for the year ended 30 June 2023). – A closely related party of a KMP member means: – a spouse or child of the member; or – a child of the member’s spouse; or – a dependant of the member or of the member’s spouse; or – anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the Mesoblast consolidated group; or – a company the member controls. The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy. VOTING EXCLUSIONS

Mesoblast Limited – Notice of Annual General Meeting 2023 7 Explanatory Memorandum relating to the 2023 Notice of Annual General Meeting This Explanatory Memorandum accompanies and forms part of the Notice of AGM. ITEMS OF BUSINESS Item 1 - Receipt and Consideration of Financial Statements and Reports The laws in Australia require the Company’s financial statements and reports for the last financial year just ended to be presented to the AGM. This Item does not require a formal resolution to be put at the AGM. Rather, this agenda Item is intended to provide shareholders with the opportunity to raise questions on the financial statements and reports contained in the Company’s 2023 Annual Report, and on the performance of the Company generally. Shareholders should note that the financial statements and reports will be received in the form presented. It is not the purpose of the meeting for the financial statements and reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act 2001 (Cth) (Corporations Act) or in the constitution of the Company for shareholders to approve the financial report, the Directors’ report or the Auditor’s report. Item 2 - Adoption of the Remuneration Report Under the Corporations Act, the Company is required to include in the Directors’ Report a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration, and submit this for adoption by resolution of shareholders at the AGM. The Remuneration Report is set out on pages 101 to 124 of the Company’s 2023 Annual Report. A copy of the 2023 Annual Report can be found on the Company’s website at https://mesoblast.com/agm2023 or by contacting the Company’s share registry, Link Market Services. As outlined in the Remuneration Report, the Company’s market valuation has been impacted by the recent FDA decision announced on 4 August 2023, resulting in a Mesoblast share price lower than the comparative time last year. To support the Company’s investment in priority research and development programs, and to preserve cash, the Company is implementing a number of costs containment and deferment strategies, including the following changes to remuneration: • Dr Silviu Itescu, Chief Executive Officer, and Dr Eric Rose, Chief Medical Officer, have volunteered to reduce their base salary by 30% for a 12-month period from 1 September 2023 to 30 August 2024. In compensation for the reduction in cash pay, an option grant is proposed (subject to shareholder approval of Item 5(b) and Item 6(b) respectively) which will increase their equity-based pay, further aligning their interests to those of shareholders. • Cash payment of the STI relating to the financial year ended 30 June 2023 has been deferred and is dependent on FDA approval. • Non-Executive Directors have voluntarily deferred 50% of the cash payments for their director fees and agreed to receive the remaining 50% of their fees in equity-based incentives, subject to shareholder approval (Item 7). No cash payments to Non-Executive Directors will be made until the Company receives an approval from the United States Food and Drug Administration (FDA). The Remuneration Report further provides: • an explanation of the Company’s remuneration strategy and guiding principles; • an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP; • a description of the relationship between such policies and the Company’s performance; • if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and • remuneration details for the KMP.

8 Mesoblast Limited – Notice of Annual General Meeting 2023 During this Item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report, and shareholders are asked to adopt the Remuneration Report. The vote on the resolution in this Item is advisory only and will not bind the Directors or the Company. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of the Company. Recommendation Noting that each Director has a personal interest in their own remuneration from the Company (as described in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on Item 2 (as described in the “Voting Exclusions” section above), the Directors unanimously recommend that shareholders vote in favour of Item 2 to adopt the Remuneration Report. Item 3 – Amendment to the Company’s Constitution The proposed amendment to the Company’s constitution is intended to provide the Directors with greater flexibility to determine which Director(s) should retire and stand for re-election in circumstances where the ASX Listing Rules require an election of Director(s) and no Director is due to stand for election. In effect, it allows the Board to consider the skillset of Directors and assists with the alignment of Director skillsets with the needs of the Company when determining which existing Director should stand for election. Without the proposed change, the choice of retiring Director is not necessarily based on the Company’s needs. Under the unamended constitution, for an AGM where no Director’s 3 year term is due to end, the Director who must retire must be the Director who has been longest in office since their last election by shareholders, even if there are good reasons for an alternative Director to retire by rotation instead. The proposed amendment does not affect the obligation of each Director (with the exception of the Managing Director) not to hold office for a continuous period in excess of 3 years or until the third AGM following the Director’s last election, whichever is the longer, without submitting for re-election. A marked copy of the Company’s constitution showing the proposed change is available on the Company’s website (https://mesoblast.com/agm2023), with the proposed new text underlined in blue and deleted text struck out in red. An extract of the change (in mark-up) is extracted below for ease of reference. Physical copies of the proposed amendments Copies of the Company’s constitution showing the proposed change are also available by telephoning the Company’s Share Registry, Link Market Services, on +61 1300 554 474 and requesting a copy of the document (free of charge). A copy of the proposed amended Constitution will also be available for inspection by shareholders at the AGM. How must the proposed amended constitution be approved? This resolution is a special resolution, and accordingly, must be approved by at least 75 per cent of the votes cast by shareholders present (whether in person, or by proxy, attorney or representative) and entitled to vote on this resolution. Recommendation The Directors unanimously recommend that shareholders vote in favour of Item 3. EXPLANATORY MEMORANDUM Page 33 63.3 If the conduct or position of any Director is such that continuance in office appears to the majority of the Directors to be prejudicial to the interests of the Company, a majority of Directors at a meeting of the Directors specifically called for that purpose may suspend that Director. 63.4 A suspended Director may not take any part in the business or affairs of the Company until the suspension has been terminated. 63.5 Within 14 days of the suspension of a Director, the Directors must call a general meeting, at which the M mbers may consider a resolution to remove the Di tor from office. 63.6 If a resolution to remove a suspended Director from office is not carried at the general meeting called to consider the matter, the suspension of the Director is terminated and the Director is reinstated in his or her office. 64. Additional and casual Directors 64.1 Subject to clause 61, only the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors. 64.2 Unless the Director is the Managing Director and the ASX Listing Rules do not require that Director to be subject to retirement as set out in this clause, a Director appointed under clause 64.1 will hold office until the end of the next annual gen ral meeting of the Company, at which the Director may be re-elected. 65. Retirement of Directors 65.1 No Director, who is not the Managing Director, may hold office for a continuous period in excess of three years or until the third annual general meeting following the Director's appointment or election, whichever is the longer, without submitting for re-election. If no such Director would be required to submit for re-election but the ASX Listing Rules require an election of Directors to be held, the Director to retire will be as agreed by the Directors among themselves or, failing agreement, determined by lot. If no such director would be required to submit for re-election but the ASX Listing Rules require an election of Directors to be held, the Director to retire will be the Director who has been longest in office since their last election, but, as between persons who became Directors on the same day, the one to retire will (unless they otherwise agree among themselves) be determined by lot. 65.2 A retiring Director remains in office until the end of the meeting at which the Director retires or vacates office, and will be eligible for re-election at the meeting. 66. Eligibility for election as Director 66.1 A person is eligible for election to the office of a Director at a general meeting only if: (a) the person is in office as a Director immediately before the meeting; (b) the person has been nominated by the Directors for election at that meeting; (c) where the person is a Member, the person has, at least 35 Business Days but no more th n 90 Busin s Days before the meeting, given the Company a notice signed by the person stating the person's desire to be a candidate for election at the meeting; or (d) where the person is not a Member, a Member intending to nominate the person for election at that meeting has, at least 35 Business Days but no more than 90 Business Days before the meeting, given the Company a notice signed by the Members stating the Member's intention to nominate the person for election, and a notice signed by the person stating the person's conse t to the nominati n.

Mesoblast Limited – Notice of Annual General Meeting 2023 9 Item 4 – Re-election of Director a) Re-election of Mr Philip Facchina Mr Philip Facchina was appointed to the Board in 2021 and last elected by shareholders at the Company’s 2021 AGM. In accordance with clause 65.1 of the Company’s constitution, Mr Facchina, being eligible for re-election as a Director of the Company, has agreed to offer himself for re-election at the AGM in light of the requirement under Listing Rule 14.5 that there be an election of directors at each annual general meeting and despite it being less than 3 years since he last stood for re-election as a Director. Mr Facchina brings more than 35 years of experience in corporate strategy, finance, and business development across several industries, including healthcare. Since 2018, Mr Facchina has been Chief Strategy Officer at SurgCenter, overseeing the company’s strategic relationships, including its relationships with the broad US ambulatory surgical center (ASC) market and its constituents. Prior to SurgCenter, Mr Facchina spent two decades in the public and private capital markets, where he directly managed public and private capital transactions of equity and debt, led M&A and special advisory processes including take-privates. From 2008 to 2017, Mr Facchina served as a Partner, Co-Portfolio Manager and the Chief Operating Officer of Ramsey Asset Management, an institutional investment management firm, and from 1998 to 2008 Mr Facchina led the technology, media, and communications and healthcare investment banking groups of FBR Capital Markets. Mr Facchina currently serves as an independent director for ViON Corporation and MilltechFX, and is Advisor to the CEO of Johanna Foods Inc, where he chairs the Audit Committee. Mr Facchina also serves as a Strategic Advisor to New Markets Venture Partners. Previously, among other directorships and committee posts, Mr Facchina served on the Board of Web. com (Nasdaq: WEB), where he led Corporate Governance. The Board has determined that Mr Philip Facchina is an independent Director. b) Re-election of Mr William Burns Mr William Burns was appointed to the Board in 2014 and was last elected by shareholders at the Company’s 2022 AGM. In accordance with clause 65.1 of the Company’s constitution, Mr Burns, being eligible for re-election as a Director of the Company, has agreed to offer himself for re-election at the AGM in light of the requirement under Listing Rule 14.5 that there be an election of directors at each annual general meeting and despite it being less than 3 years since he last stood for re-election as a Director. Mr Burns was appointed Vice Chair of the Board in 2016. He spent his entire management career at the Beecham Group and F. Hoffmann-La Roche Ltd. Mr Burns was Chief Executive Officer of Roche Pharmaceuticals from 2001 to 2009, when he joined the Board of Directors of F. Hoffmann-La Roche Ltd. until he retired in 2014 and has been a Non-Executive Director of Shire PLC, Chugai Pharmaceutical Co., Genentech, Crucell, and Chairman of Biotie Therapies Corp. from 2014 until its sale to Acorda Therapeutics Inc. in 2016. From 2014 until September 2023, he was a trustee of the Institute of Cancer Research, London, and from 2016 until 2020 served as a Governor of The Wellcome Trust in London, UK. Currently, in addition to his duties with Mesoblast, Mr Burns is Chairman of Molecular Partners and Chairs the Antimicrobial Resistance Fund. Mr Burns is also a member of the Oncology Advisory Board of the Universities of Cologne/Bonn in Germany. The Board has determined that Mr William Burns is an independent Director. Recommendation The Board recommends that shareholders vote in favour of the re-election of each of the above candidates. Each relevant candidate has not participated in the Board resolution relating to their own candidacy. EXPLANATORY MEMORANDUM

10 Mesoblast Limited – Notice of Annual General Meeting 2023 EXPLANATORY MEMORANDUM Item 5 – Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu a) Proposed Issue of Options to Dr Silviu Itescu in Connection with his Long-Term Incentive Remuneration for the 2023/2024 Financial Year As detailed in the Remuneration Report set out on pages 101-124 of the Company’s 2023 Annual Report, the CEO’s remuneration framework includes a long-term incentives (LTI) component which is maximum of 200% of fixed remuneration in the form of options over fully paid ordinary shares in the Company. This framework is aligned with biotechnology peers in key markets for biotechnology personnel, which have a large proportion of remuneration in LTI, therefore strongly aligning outcomes with those of shareholders. Given the Company’s reduction in share price this year, the Board together with the CEO chose to exercise moderation when determining the value for the LTI component of the CEO’s remuneration for the 2023/2024 financial year, and reduced the LTI to less than 30% of the maximum of 200%. Shareholders are asked to approve the issue of 2,420,000 milestone-based options to Dr Silviu Itescu, CEO, under the Employee Share Option Plan, which constitute the LTI component of Dr Itescu’s remuneration for the 2023/2024 financial year. Vesting of these options is subject to the achievement of specified milestones determined by the Board, as well as minimum holding periods from grant. Vesting for the proposed issue of options will be contingent on achievement of the following milestones, being: • LTI Clinical Milestones – 70% (1,694,000 options): regulatory and clinical milestones in relation to the remestemcel-L and rexlemestrocel-L platforms; and • LTI Financial/Business Milestones – 30% (726,000 options): financial and business development milestones in relation to the remestemcel-L and rexlemestrocel-L platforms. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the milestones may be deemed by the Board to have been only partially met, in which case not all of the grant amounts may vest. The options are also subject to minimum holding periods, whereby they are eligible for vesting in three equal tranches subject to the achievement of the above milestones, on the first, second and third anniversary of the grant date. Dr Itescu will only realise value from the options if the milestones are achieved, and the share price of the Company exceeds the option exercise price (set based on the share price when the Board approved the grant of the options). The 2,420,000 milestone-based options will be issued to Dr Itescu in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum at pages 14 to 17. b) Proposed Issue of Options to Dr Silviu Itescu in Lieu of 30% of Base Salary Shareholders are asked to approve the issue of 1,273,070 time-based options to Dr Itescu in lieu of 30% of his base salary for the 12-month period from 1 September 2023 to 30 August 2024. Dr Itescu has volunteered this reduction in his base salary as a cash preservation strategy, and the use of equity in lieu of cash further increases his alignment with the interests of shareholders. The number of time-based options was determined using the Black Scholes valuation methodology such that the option valuation is equivalent to the 30% base salary reduction. The options will be issued to Dr Itescu in accordance with the Employee Share Option Plan. Key terms applying to these time-based options are summarised below: (i) These options will vest in three equal tranches, with a tranche vesting on each of the six month, nine month and one year anniversaries of the grant date, and an expiry date of seven years from the grant date; (ii) If Dr Itescu is a ‘Leaver’, he will retain all vested options subject to the expiry date. A holder will be a ‘Leaver’ where they cease to be a Director and employee of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include someone who resigns or retires from the Board); and (iii) Other than as set out above, the terms and conditions of these time-based options are described in this Explanatory Memorandum at pages 14 to 17. ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities, in accordance with ASX Listing Rule 10.14, must include certain information. To minimise repetition, the required information for this Item 5 is set out below in this Explanatory Memorandum at pages 12 to 14. Recommendation The Directors (with Dr Itescu abstaining) recommend that shareholders vote in favour of Item 5(a) and Item 5(b).

Mesoblast Limited – Notice of Annual General Meeting 2023 11 Item 6 - Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose a) Proposed Issue of Options to Dr Eric Rose in Connection with his Long-Term Incentive Remuneration for the 2023/2024 Financial Year As detailed in the Remuneration Report set out on pages 101-124 of the Company’s 2023 Annual Report, the CMO’s remuneration framework includes a LTI component which is a maximum of 100% of fixed remuneration in the form of options over fully paid ordinary shares in the Company. This framework is aligned with biotechnology peers in key markets for biotechnology personnel, which have a large proportion of remuneration in LTI, therefore strongly aligning outcomes with those of shareholders. Given the Company’s reduction in share price this year, the Board chose to exercise moderation when determining the value for the LTI component of the CMO’s remuneration for the 2023/2024 financial year and reduced the LTI to less than 30% of the maximum of 100%. Shareholders are accordingly asked to approve the issue of 740,000 milestone-based options to Dr Eric Rose under the Employee Share Option Plan, which constitute the LTI component of Dr Rose’s remuneration for the 2023/2024 financial year. Vesting of these options is subject to the achievement of specified milestones determined by the Board, as well as minimum holding periods from grant. Vesting for the proposed issue of options will be contingent on achievement of the following milestones, being: • LTI Clinical Milestones – 80% (592,000 options): regulatory and clinical milestones in relation to the remestemcel-L and rexlemestrocel-L platforms; and • LTI Corporate Milestones – 20% (148,000 options): strategic corporate partnership milestones in relation to the remestemcel-L and rexlemestrocel-L platforms. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the milestones may be deemed by the Board to have been only partially met, in which case not all of the grant amount may vest. The options are also subject to minimum holding periods, whereby they are eligible for vesting in three equal tranches subject to the vesting of the above milestones, on the first, second and third anniversaries of the grant date. Dr Rose will only realise value from the options in the event that the milestones are achieved, and the share price of the Company exceeds the options exercise price (set based on the share price when the Board approved the grant of the options). The 740,000 milestone-based options will be issued to Dr Rose in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum at pages 14 to 17. b) Proposed Issue of Options to Dr Eric Rose in Lieu of 30% Base Salary Shareholders are asked to approve the issue of 1,220,765 time-based options to Dr Eric Rose in lieu of 30% of his base salary for the 12-month period from 1 September 2023 to 30 August 2024. Dr Rose has volunteered this reduction in his base salary as a cash preservation strategy, and the use of equity in lieu of cash further increases his alignment with the interests of shareholders. The number of time-based options was determined using the Black Scholes valuation methodology such that the option valuation is equivalent to the 30% base salary reduction. The options will be issued to Dr Rose in accordance with the Employee Share Option Plan. Key terms applying to these time-based options are summarised below: (i) These options will vest in three equal tranches, with a tranche vesting on each of the six month, nine month and one year anniversaries of the grant date, and an expiry date of seven years from the grant date; (ii) If Dr Rose is a ‘Leaver’, he will retain all vested options subject to the expiry date. A holder will be a ‘Leaver’ where they cease to be a Director and employee of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include someone who resigns or retires from the Board); and (iii) Other than as set out above, the terms and conditions of these time-based options are described in this Explanatory Memorandum at pages 14 to 17. Recommendation The Directors (with Dr Rose abstaining) recommend that shareholders vote in favour of Item 6(a) and Item 6(b). EXPLANATORY MEMORANDUM

12 Mesoblast Limited – Notice of Annual General Meeting 2023 EXPLANATORY MEMORANDUM Information required by the ASX Listing Rules for Items 5(a), 5(b), 6(a), and 6(b) The Company seeks shareholder approval to issue options to Dr Silviu Itescu and Dr Eric Rose for the purposes of ASX Listing Rule 10.14, which provides that an entity must not permit any Director to acquire equity securities under an employee incentive scheme without the prior approval of shareholders. ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities, in accordance with ASX Listing Rule 10.14, must include the certain information. To minimise repetition, the required information for Items 5(a), 5(b), 6(a) and 6(b) are set out below: The name and category which the person falls within in Listing Rule 10.14.1 – 10.14.3 and why Dr Silviu Itescu is the Chief Executive Officer and Managing Director of the Company. Dr Eric Rose is the Chief Medical Officer of the Company. The number and class of securities proposed to be issued to the person The total number of options that may be issued to Dr Itescu is: 1. As the LTI component of his 2023/2024 remuneration: 2,420,000 milestone-based options; and 2. Options in lieu of 30% of his base salary: 1,273,070 time-based options. The total number of options that may be issued to Dr Rose is: 1. As the LTI component of his 2023/2024 remuneration: 740,000 milestone-based options; and 2. Options in lieu of 30% of his base salary: 1,220,765 time-based options. If the person is a director, the details (including the amount) of the director's current total remuneration package Dr Itescu’s current total remuneration package consists of: 1. A$1,010,000 fixed remuneration; 2. short term incentive payment of up to 50% of fixed remuneration (ie, A$505,000); and 3. a long-term incentive consisting of 2,420,000 milestone-based options, amounting to a total grant value of approximately A$575,960 using the Black Scholes valuation methodology as at the date the Board approved the grant. For a twelve-month period from 1 September 2023, Dr Itescu has agreed to a 30% reduction in his base salary in lieu of which he would get 1,273,070 time-based options, amounting to a total grant value of approximately A$303,000, equivalent to 30% of his base salary, as at the date the Board approved the grant. Dr Rose’s current total remuneration package consists of: 1. US$615,000 fixed remuneration; 2. short term incentive payment of up to 50% of fixed remuneration (ie, US$307,500); and 3. long-term incentive consisting of 740,000 milestone-based options, amounting to a total grant value of approximately A$176,120 as at the date the Board approved the grant. The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities Dr Itescu has previously received shareholder approval for the issue of 6,960,334 options under the Company’s previous employee share option plan. The previous grants have the following exercise prices: A$1.47 (1,885,334 options), A$3.41 (1,200,000 options), A$1.77 (1,550,000 options) and A$1.03 (2,325,000 options). Dr Rose has previously received shareholder approval for the issue of 2,370,000 options under the Employee Share Option Plan. The previous grants have the following exercise prices: A$1.33 (120,000 options), A$1.83 (100,000 options), and A$1.03 (2,150,000 options)

Mesoblast Limited – Notice of Annual General Meeting 2023 13 If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis The options issued to Dr Itescu and Dr Rose will have terms and conditions attaching to the Employee Share Option Plan which are described in this Explanatory Memorandum at pages 14 to 17, except as set out in pages 10 to 11 above. Options have been selected as the instrument for the LTI because they conserve cash, align with shareholder interests, and focus executives on ensuring strategy, risk management, and execution that optimizes shareholder value. The value attributed to each option is calculated using the Black Scholes valuation methodology, based on the 5-day VWAP up to the date of Board approval of the options. The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting If Items 5(a), 5(b), 6(a) and/or 6(b) are approved by shareholders, the corresponding options will be issued no later than 12 months after this meeting. The exercise price at which the Company will issue the securities to the person under the scheme In relation to the LTI options: A$0.37 per milestone-based option that may be issued to Dr Itescu, and A$0.37 per milestone-based option that may be issued to Dr Rose. In relation to the options in lieu of 30% of base salary: A$0.38 per time-based option that may be issued to Dr Itescu, and A$0.38 per time-based option that may be issued to Dr Rose. A summary of the material terms of the scheme See table below on pages 14 to 17. No loans No loans are proposed in connection with the proposed issue of options. Additional disclosures If: • Item 5(a) is passed, the Company will proceed with the issue of the milestone-based options to Dr Itescu; • Item 5(b) is passed, the Company will proceed with the issue of time-based options in lieu of 30% of base salary noted above to Dr Itescu; • Item 6(a) is passed, the Company will proceed with the issue of the milestone-based options to Dr Rose; and/or • Item 6(b) is passed, the Company will proceed with the issue of time-based options in lieu of 30% of base salary noted above to Dr Rose. If: • Item 5(a) is not passed, the Company will not be able to proceed with the issue of the milestone-based options noted above to Dr Itescu and the Company will consider alternative means of providing long term incentives to Dr Itescu; • Item 5(b) is not passed, the Company will not be able to proceed with the issue of the time-based options in lieu of 30% of base salary noted above to Dr Itescu and the Company will adjust Dr Itescu’s base salary with effect from the date of the 2023 AGM so that as a result, for the 12 months commencing 1 September 2023, the Company would have paid Dr Itescu the same amount by way of base salary as if the 30% reduction in base salary had not occurred; EXPLANATORY MEMORANDUM

14 Mesoblast Limited – Notice of Annual General Meeting 2023 EXPLANATORY MEMORANDUM • Item 6(a) is not passed, the Company will not be able to proceed with the issue of the milestone-based options noted above to Dr Rose and the Company will consider alternative means of providing long term incentives to Dr Rose; and/or • Item 6(b) is not passed, the Company will not be able to proceed with the issue of the time-based options in lieu of 30% of base salary noted above to Dr Rose and the Company will adjust Dr Rose’s base salary with effect from the date of the 2023 AGM so that as a result, for the 12 months commencing 1 September 2023, the Company would have paid Dr Rose the same amount by way of base salary as if the 30% reduction in base salary had not occurred. Details of any securities issued under the scheme will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the scheme after this resolution is approved by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under Listing Rule 10.14. Summary of the terms of the Employee Share Option Plan Maximum number of shares able to be issued In broad terms, the maximum number of shares that may be issued (including shares issued on the exercise of options) to persons under the Employee Share Option Plan in Australia during any three-year period may not exceed 10% of the total number of shares on issue. There are certain exclusions from this limit, including shares issued under a formal disclosure document (such as a prospectus) and shares issued to certain exempt classes of persons provided for in the Corporations Act. In addition, there is a maximum of 20,000,000 shares over which US Incentive stock options may be issued to individuals who are employed by the Company or another member of the Group that qualifies as a ‘related corporation’, as defined in US Treasury Regulations section 1.421-1(i)(2). Ranking of shares issued under the Employee Share Option Plan Shares issued on the exercise of the options will rank equally in all respects with other shares from the date of allotment and issue, subject to the satisfaction of any applicable disposal restrictions. Participation on new issues of shares Option holders cannot participate in new issues of shares to existing shareholders without exercising the option within the exercise period and becoming a shareholder by the relevant record date.

Mesoblast Limited – Notice of Annual General Meeting 2023 15 Vesting conditions, expiry dates, exercise price and share acquisition price Options are issued to eligible participants with each option entitling the holder to subscribe for one fully paid ordinary share in the Company on exercise. The Exercise Conditions (i.e. vesting conditions), expiry date and exercise price of options are determined by the Board in its discretion at the time of issue of the options. The Company typically issues options under the Employee Share Option Plan on the following basis: • options issued are either time-based vesting or milestone- based vesting, or both, depending on the eligible participant’s role. Time-based options vest in three equal tranches, with a tranche vesting on each of the first, second and third anniversary of the issue date. Milestone-based options vest upon achievement of pre-specified performance milestones; • options have an expiry date of seven years from date of issue; and • the exercise price of options is the higher of (i) the volume weighted average share price of the five ASX trading days up to the date the Board approved the grant, and (ii) the last closing price of an ordinary share on the ASX at Board approval. The Employee Share Option Plan includes a provision that confirms the Board’s discretion, subject to the Listing Rules, to amend Exercise Conditions of options that are issued under the ESOP to ensure long term incentives can continue to incentivise executives in alignment with the Company’s strategy, which may need to pivot from time to time given the development stage of the Company. Treatment of options on cessation of employment Cessation of employment as a Leaver. If a participant in the Employee Share Option Plan ceases employment, unless the Board determines that the participant is a ‘Bad Leaver’, then: (a) the participant may retain vested options, however, subject to (b) and (c) below, they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Board), after which time the options will lapse; (b) if the cessation of employment occurs while the Company has a share trading black out period in place, unless the Board determines otherwise, within 60 days after (but not before) the end of the share trading black out period (or within a longer period if so determined by the Board), after which time the options will lapse; (c) if at the time of ceasing employment or at any later time before the ‘Leaver’ exercises options, the ‘Leaver’ is or becomes an ‘Insider’, then, despite any other rule of the Employee Share Option Plan, but subject to a contrary determination by the Board: (i) the ‘Leaver’ must not exercise any vested options while they are an ‘Insider’; and (ii) the ‘Leaver’ may exercise all or any of their vested options within 60 days after the Company notifies the ‘Leaver’ and the ‘Leaver’ has ceased to be an ‘Insider’; EXPLANATORY MEMORANDUM

16 Mesoblast Limited – Notice of Annual General Meeting 2023 EXPLANATORY MEMORANDUM (d) subject to (e), below, any unvested options will normally be forfeited and lapse unless the Board determines otherwise; and (e) in relation to options held by a person who held a managerial or executive office in the Company or a related body corporate of the Company at any time during the last 3 years before the person became a ‘Leaver’, unless the Board in its sole and absolute discretion determines otherwise (in which event they will be forfeited and lapse), unvested options will continue and vest when, in the Board’s sole and absolute discretion, any exercise conditions of the options are satisfied with that vesting to be on a pro rata basis over the relevant period. A ‘Leaver’ means a participant who ceases employment (or their consultancy) with the Company and who is not a Bad Leaver. A Leaver will include a participant who ceases employment or their consultancy with the Company due to resignation or retirement but would not usually include a participant who ceases employment (or their consultancy with the Company) and who, with the prior approval of the Company’s Nomination and Remuneration Committee, becomes within 60 Business Days a consultant (or employee) with the Company or a related body corporate of the Company. An ‘Insider’ means a person who possesses (for the purposes of Division 3 of Part 7.10 of the Corporations Act) inside information (as defined in section 1042A of the Corporations Act) in relation to the Company or any or its securities. Cessation of employment as a Bad Leaver. If a participant in the Employee Share Option Plan ceases employment, and the Board determines that the participant is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (whether vested or unvested) held by the participant will lapse immediately. A ‘Bad Leaver’ is a participant who ceases to be employed by the Company where the Board determines that the participant has: • committed any serious or persistent breach of any provisions of employment; • been convicted of any criminal offence which involves fraud or dishonesty; • engaged in any conduct which brings the Company into substantial disrepute; • committed any wrongful or negligent act or omission which has caused the Company substantial liability; • engaged in grave misconduct or recklessness in the discharge of the participant’s duties; • become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the participant being banned from managing a corporation; or • engaged in any other conduct which the Board reasonably considers to be analogous to, or having a substantially similar seriousness to, any of the circumstances specified above.

Mesoblast Limited – Notice of Annual General Meeting 2023 17 Change of control Unvested options vest on a ‘Control Event’, whether or not any of all applicable Exercise Conditions (i.e. vesting conditions) have been met, unless the Board otherwise determines. A ‘Control Event’ means any of the following: • an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company; • any other event occurs which causes a change in Control of the Company; or • any other event which the Board reasonably considers should be regarded as a Control Event. ‘Control’ of an entity means having the right to: • vote 50% (or more) of the votes that can be cast at a meeting of shareholders; • appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or • 50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds. Cash settlement or buy-back of options or shares The Board has discretion to cash settle or buy-back options or shares issued on the exercise of options, including, but not limited to, as an alternative to delivering shares on the exercise of options. The cash settlement amount in respect of options will be determined by reference to the market value of the options at the relevant time or an amount agreed with the option holder. Lapsing of options Either the Company or an option holder may request that the option holder’s options lapse for no consideration. Amendments and administration Subject to the ASX Listing Rules, the rules of the Employee Share Option Plan may be amended or supplemented by resolution of the Board. Unless the resolution of the Board expressly states otherwise, any amendment or supplement will not apply to any options granted which have not yet been exercised. The Employee Share Option Plan is managed by the Board or its delegate which has powers including to determine appropriate procedures for the administration of the Employee Share Option Plan, and to determine matters falling for determination under the Employee Share Option Plan in its discretion having regard to the interests of and for the benefit of the Company. The Employee Share Option Plan may be terminated at any time at the discretion of the Board and no compensation under any employment contract will arise as a result. Addendum for US participants The Plan includes an Addendum that supplements the rules of the Plan and makes certain variations to the rules for Eligible Employees who are US federal taxpayers and/or residents in the US, to take into account tax and regulatory requirements in the US as they relate to stock options. The Addendum prevails over the other Plan rules with respect to options granted to US participants, to the extent of any inconsistency. EXPLANATORY MEMORANDUM

18 Mesoblast Limited – Notice of Annual General Meeting 2023 Item 7 – Approval of Proposed Issue of Options to Non-Executive Directors Shareholders are asked to approve the issue of time-based options to each of Mr Joseph R. Swedish, Mr William M. Burns, Ms Jane C. Bell and Mr Philip J. Facchina in lieu of 50% of their director fees (including committee fees) for the 12-month period from 1 August 2023 to 31 July 2024. As a further cash preservation strategy, these Non-Executive Directors have volunteered to defer cash payment of the other 50% of the director fees (including committee fees) until FDA approval. The total number of time-based options to be issued to all of these Non-Executive Directors is 1,853,889. These options will be issued to each of the above Non-Executive Directors in accordance with the Employee Share Option Plan. Key terms applying to these time-based options are summarised below: (i) These options will vest in three equal tranches, with a tranche vesting on each of the six month, nine month and one year anniversaries of the grant date, and an expiry date of seven years from the grant date; (ii) The options will be subject to lapsing where the holder is a ‘Bad Leaver’. Unless the Board determines otherwise, in accordance with the rules of the Employee Share Option Plan: A. where the holder is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (including those that are vested options) held by the holder will be forfeited and will lapse immediately. In broad terms, a holder will be a ‘Bad Leaver’ where they cease to be a Director of the Company in circumstances where they have engaged in conduct adverse to the Company, or breach the terms of their appointment; and B. where a holder is a ‘Leaver’, the holder will retain all vested and unvested options and they will remain subject to vesting (if unvested) and expiry as noted in (i) above. A holder will be a ‘Leaver’ where they cease to be a Director of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include someone who resigns or retires from the Board). (iii) Other than as set out above, the terms and conditions of these options are described in this Explanatory Memorandum at pages 14 to 17. ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities, in accordance with ASX Listing Rule 10.14, must include the information below: The name and category which the person falls within in Listing Rule 10.14.1 – 10.14.3 and why Mr Joseph R. Swedish is a Non-Executive Director of the Company. Mr William M. Burns is a Non-Executive Director of the Company. Ms Jane C. Bell is a Non-Executive Director of the Company. Mr Philip J. Facchina is a Non-Executive Director of the Company. The number and class of securities proposed to be issued to the person The total number of options that may be issued to Mr Swedish, Mr Burns, Ms Bell and Mr Facchina is 1,853,889 time-based options. If the person is a director, the details (including the amount) of the director’s current total remuneration package Mr Swedish’s fixed remuneration consists of directors’ fees of US$250,000. Mr Swedish has agreed to a 50% reduction in his directors’ fees in lieu of which he would receive 827,077 time-based options for the 12-month period from 1 August 2023 to 31 July 2024, amounting to a total grant value of approximately A$196,844 using the Black Scholes valuation methodology as at the date the Board approved the grant. Cash payment of the other 50% of his director fees is deferred. Mr Burns’ fixed remuneration consists of directors’ fees of A$195,000. Mr Burns has agreed to a 50% reduction in his directors’ fees in lieu of which he would receive 409,651 time-based options for the 12-month period from 1 August 2023 to 31 July 2024, amounting to a total grant value of approximately A$97,497 using the Black Scholes valuation methodology as at the date the Board approved the grant. Cash payment of the other 50% of his director fees is deferred. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2023 19 Ms Bell’s fixed remuneration consists of directors’ fees of A$155,528. Ms Bell has agreed to a 50% reduction in her directors’ fees in lieu of which she would receive 326,729 time-based options for the 12-month period from 1 August 2023 to 31 July 2024, amounting to a total grant value of approximately A$77,762 using the Black Scholes valuation methodology as at the date the Board approved the grant. Cash payment of the other 50% of her director fees is deferred. Mr Facchina’s fixed remuneration consists of directors’ fees of A$138,250. Mr Facchina has agreed to a 50% reduction in his directors’ fees in lieu of which he would receive 290,432 time-based options for the 12-month period from 1 August 2023 to 31 July 2024, amounting to a total grant value of approximately A$69,123 using the Black Scholes valuation methodology as at the date the Board approved the grant. Cash payment of the other 50% of his director fees is deferred. The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities Mr Swedish has a total of 500,000 outstanding options that were previously issued under the Employee Share Option Plan. The previous grants have the following exercise prices: A$1.52 (200,000 options) and A$1.48 (300,000 options) Mr Burns has a total of 220,000 outstanding options that were previously issued under the Employee Share Option Plan. The previous grants have the following exercise prices: A$1.33 (120,000 options) and A$1.83 (100,000 options) Ms Bell has a total of 200,000 outstanding options that were previously issued under the Employee Share Option Plan. The previous grant has the following exercise price: A$0.85 (200,000 options) Mr Facchina has a total of 200,000 outstanding options that were previously issued under the Employee Share Option Plan. The previous grant has the following exercise price: A$2.28 (200,000 options) If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis The options issued to: • Mr Swedish; • Mr Burns; • Ms Bell; and • Mr Facchina, will have terms and conditions attaching to the Employee Share Option Plan which are described in this Explanatory Memorandum at pages 14 to 17 except as set out in page 18 above. The value attributed to each option is calculated using the Black Scholes valuation methodology, based on the 5-day VWAP up to the date of Board approval of the options. The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting If Item 7 is approved by shareholders, the corresponding options will be issued no later than 12 months after the meeting. The exercise price at which the Company will issue the securities to the person under the scheme All options issued under this resolution will be issued with an exercise price of A$0.38 per option EXPLANATORY MEMORANDUM

20 Mesoblast Limited – Notice of Annual General Meeting 2023 A summary of the material terms of the scheme See table above on pages 14 to 17. No loans No loans are proposed in connection with the proposed issue of options. Additional disclosures If Item 7 is passed, the Company will proceed with the issue of options noted above to: • Mr Swedish; • Mr Burns; • Ms Bell; and • Mr Facchina. If Item 7 is not passed, the Company will not be able to proceed with the issue of options noted above to: • Mr Swedish; • Mr Burns; • Ms Bell; and • Mr Facchina, and the Company will adjust Non-Executive Directors fees (including committee fees) with effect from the date of the 2023 AGM so that as a result, for the 12 months commencing 1 August 2023, the Company will have paid the Non-Executive Directors 50% of their director fees (including committee fees). Details of any securities issued under the Employee Share Option Plan will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the Employee Share Option Plan after Item 7 is approved by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under ASX Listing Rule 10.14. If Item 7 is approved by shareholders, then in accordance with Exception 14 in ASX Listing Rule 7.2, and Exception 8 in ASX Listing Rule 10.12, an issue of securities made with the approval of the holders of an entity’s ordinary securities under ASX Listing Rule 10.14 operates as an exception to ASX Listing Rule 7.1 and ASX Listing Rule 10.11 respectively. Recommendation The Directors (with Mr Swedish, Mr Burns, Ms Bell and Mr Facchina abstaining) recommend that shareholders vote in favour of Item 7. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2023 21 Item 8 – Approval of Proposed Issue of Options to Director, Dr Philip Krause Shareholders are asked to approve the issue of issue of 985,000 milestone-based options to Dr Philip Krause, Director, under the Employee Share Option Plan, which constitute part of his consultancy fees in connection with Dr Krause’s continuing engagement as a consultant to the Company through his company. Vesting of these options is subject to the achievement of specified milestones determined by the Board as noted below, as well as minimum holding periods from grant. Vesting for 100% of the proposed issue of options will be contingent on achievement of certain regulatory milestones in relation to the remestemcel-L and rexlemestrocel-L platforms. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the milestones may be deemed by the Board to have been only partially met, in which case not all of the grant amount may vest. The options are also subject to minimum holding periods, whereby they are eligible for vesting in three equal tranches subject to the vesting of the above milestones, on the first, second and third anniversaries of the grant date. Dr Krause will only realise value from the options in the event that the milestones are achieved, and the share price of the Company exceeds the options exercise price (set based on the share price when the Board approved the grant of the options). The 985,000 milestone-based options will be issued to Dr Krause in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum at pages 14 to 17. ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities, in accordance with ASX Listing Rule 10.14, must include the information below: The name and category which the person falls within in Listing Rule 10.14.1 – 10.14.3 and why Dr Philip Krause is a Director of the Company. The number and class of securities proposed to be issued to the person The total number of options that may be issued to Dr Krause is 985,000 milestone-based options. If the person is a director, the details (including the amount) of the director's current total remuneration package Dr Krause receives a monthly cash retainer together with the proposed 985,000 milestone-based options as consultancy fees for the 12 months commencing on 1 October 2023. Dr Krause no longer receives director fees for his services as a director of the Company. The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities Dr Krause has a total of 200,000 outstanding options that were previously issued under the Employee Share Option Plan. The previous grant has the following exercise price: A$1.01 (200,000 options) If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis The options issued to Dr Krause will have terms and conditions attaching to the Employee Share Option Plan which are described in this Explanatory Memorandum at pages 14 to 17. Options have been selected as the instrument for the consultancy fees because they conserve cash, align with shareholder interests, and focus on ensuring a strategy, risk management, and execution that optimizes shareholder value. The value attributed to each option is calculated using the Black Scholes formula, based on the 5-day VWAP up to the date of Board approval of the options and is A$0.24 per option. The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting If Item 8 is approved by shareholders, the corresponding options will be issued no later than 12 months after this meeting. EXPLANATORY MEMORANDUM

22 Mesoblast Limited – Notice of Annual General Meeting 2023 The exercise price at which the Company will issue the securities to the person under the scheme A$0.39 per option that may be issued to Dr Krause. A summary of the material terms of the scheme See table above on pages 14 to 17. No loans No loans are proposed in connection with the proposed issue of options. Additional disclosures If Item 8 is passed, the Company will proceed with the issue of the milestone-based options to Dr Krause. If Item 8 is not passed, the Company will not be able proceed with the issue of the milestone-based options to Dr Krause and the Company will review alternatives to compensate Dr Krause in cash. Details of any securities issued under the scheme will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the scheme after this resolution is approved by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under Listing Rule 10.14. If Item 8 is approved by shareholders, then in accordance with Exception 14 in ASX Listing Rule 7.2, and Exception 8 in ASX Listing Rule 10.12, an issue of securities made with the approval of the holders of an entity’s ordinary securities under ASX Listing Rule 10.14 operates as an exception to ASX Listing Rule 7.1 and ASX Listing Rule 10.11 respectively. Recommendation The Directors (with Dr Krause abstaining) recommend that shareholders vote in favour of Item 8. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2023 23 Item 9 - Ratification of Issue of Securities to Institutional Investors The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.4 and for all other purposes, in respect of the issue of fully paid ordinary shares in the Company (Shares) that was made by the Company resulting from the private placement announced to the ASX on 26 April 2023 (which summarises the material terms of the relevant agreement under which the Shares were issued), as set out in the table below. Persons to whom the issue was made The Shares were issued to sophisticated and professional investors under a private placement led by a strategic US investor group. Date of issue of Shares 1 May 2023. Number of Shares issued 77,083,607. Issue price per Share A$0.85 per Share. Class and material terms of Shares issued Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares. Use of the funds raised Funds raised from the Shares have and will be used for: • commercialisation of the Company’s lead product, remestemcel-L in the treatment of children with steroid- refractory acute graft versus host disease (SR-aGVHD) subject to approval by the US Food & Drug Administration; • ongoing manufacturing activities; and • initiation of patient enrolment in the confirmatory Phase 3 clinical trial of rexlemestrocel-L for chronic low back pain associated with degenerative disc disease. The issue of the above Shares (in this Item 9) was within the 15% limitation imposed by ASX Listing Rule 7.1. Under ASX Listing Rule 7.1, the Company may not issue equity securities in excess of 15% of its share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies. ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. Such subsequent approval means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of Shares being approved under this resolution. If the resolution in Item 9 is not passed, the issue of the relevant Shares noted above will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without shareholder approval over the 12 months following the issue date for those Shares. As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4. Recommendation The Directors recommend that shareholders vote in favour of Item 9. EXPLANATORY MEMORANDUM

24 Mesoblast Limited – Notice of Annual General Meeting 2023 Information on voting, proxies, corporate representatives and attorneys Eligibility to Vote For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 7pm (Melbourne time, AEDT) on 26 November 2023. The entitlement of shareholders to vote at the AGM will be determined by reference to that time. All Resolutions by Poll In accordance with clause 45.3 of the Company’s constitution and consistently with recent amendments to the Corporations Act, the Chair intends to call a poll on each of the resolutions proposed at the AGM as set out in the Notice of Meeting. Voting on each resolution considered at the AGM will therefore be conducted by poll, rather than a show of hands. Voting by Proxy Please note that: • a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who is entitled to cast two or more votes may appoint not more than two proxies; • a proxy may be either an individual or a corporation, and need not be a shareholder of the Company; • a single proxy exercises all voting rights of the relevant shareholder; • where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded; • a proxy need not vote in that capacity (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the voting exclusions noted above); • if a proxy does not attend the AGM then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM; and • if the Chair of the AGM is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the voting exclusions noted on pages 5 to 6). To be valid, the appointment of a proxy must be received by 12pm (Melbourne time, AEDT) on 26 November 2023 using one of the following methods: • faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; or • lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows: ONLINE: by logging into Investor Centre at the following website address – www.linkmarketservices. com.au – using the holding details as shown on your proxy form and select ‘Voting’ and follow the prompts to lodge your vote BY MAIL: Mesoblast Limited c/- Link Market Services Limited Locked Bag A14 Sydney, South NSW 1235, Australia BY HAND: Link Market Services Level 12, 680 George Street, Sydney, NSW 2000, Australia A personalised proxy appointment form has been sent to shareholders.

Mesoblast Limited – Notice of Annual General Meeting 2023 25 INFORMATION ON VOTING, PROXIES, CORPORATE REPRESENTATIVES AND ATTORNEYS Voting by Corporate Representatives A shareholder or proxy that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act and must be lodged with the Company before the AGM. Voting by Attorney A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company. The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one. To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms. Evidence of execution If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry.

LODGE YOUR VOTE  ONLINE https://investorcentre.linkgroup.com  BY MAIL Mesoblast Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia  BY FAX +61 2 9287 0309  BY HAND* Link Market Services Limited Level 12, 680 George Street, Sydney NSW 2000 *during business hours Monday to Friday (9:00am - 5:00pm)  ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 ABN 68 109 431 870 LODGEMENT OF A PROXY FORM HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIR OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the items are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting the appropriate “Certificate of Appointment of Corporate Representative” must be received at vote@linkmarketservices.com.au prior to the Meeting in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.linkmarketservices.com.au. This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 12:00pm (Melbourne Time, AEDT) on Sunday, 26 November 2023, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or:  ONLINE https://investorcentre.linkgroup.com Login to the Link website using the holding details as shown on the Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

NAME SURNAME
ADDRESS LINE 1
ADDRESS LINE 2
ADDRESS LINE 3
ADDRESS LINE 4
ADDRESS LINE 5
ADDRESS LINE 6

X99999999999

STEP 1

PROXY FORM

I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint:

APPOINT A PROXY

☐ the Chair of the Meeting *(mark box)*

OR if you are **NOT** appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy or failing the person or body corporate named, or if no person or body corporate is named, the Chair of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **12:00pm (Melbourne Time, AEDT) on Tuesday, 28 November 2023** at **MinterEllison, Collins Arch, Level 20, 447 Collins Street Melbourne Victoria 3000** (the Meeting) and at any postponement or adjournment of the Meeting.

Shareholders unable to attend may view the meeting by webcast via the following website: **https://meetings.linkgroup.com/MSBAGM23**, however this does not provide for asking questions or voting.

Important for Items 2, 5a, 5b, 6a, 6b, 7 & 8: If the Chair of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chair of the Meeting to exercise the proxy in respect of Items 2, 5a, 5b, 6a, 6b, 7 & 8, even though the Items are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel **(KMP).**

The Chair of the Meeting intends to vote undirected proxies in favour of each item of business.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.

Please read the voting instructions overleaf before marking any boxes with an ☒

Items

Items		For	Against	Abstain*
2	Adoption of the Remuneration Report			
3	Amendment to the Constitution			
4a	Re-election of Mr Philip Facchina as a Director			
4b	Re-election of Mr William Burns as a Director			
5a	Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Long-Term Incentive Remuneration for the 2023/2024 Financial Year			
5b	Approval of Proposed Issue of Options to Dr Silviu Itescu in Lieu of 30% of Base Salary			
6a	Approval of Proposed Issue of Options to Dr Eric Rose in Connection with his Long-Term Incentive Remuneration for the 2023/2024 Financial Year			
6b	Approval of Proposed Issue of Options to Dr Eric Rose in Lieu of 30% of Base Salary			
7	Approval of Proposed Issue of Options to Non-Executive Directors			
8	Approval of Proposed Issue of Options to Director, Dr Philip Krause			
9	Ratification of Issue of Securities to Institutional Investors			

ⓘ * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

MSB PRX2301N

Please use this form to submit any questions about Mesoblast Limited (“Company”) that you would like us to respond to at the Company’s 2023 Annual General Meeting. Your questions should relate to matters that are relevant to the business of the meeting, as outlined in the Notice of Meeting and Explanatory Memorandum which is available on the Company’s website: https://mesoblast.com/agm23. If your question is for the Company’s auditor it should be relevant to the content of the auditor’s report, or the conduct of the audit of the financial report. This form must be received by the Company’s share registrar, Link Market Services Limited, by 5:00pm (Melbourne time AEDT) on Tuesday, 21 November 2023. Questions will be collated. During the course of the Annual General Meeting, the Chair of the Meeting will endeavour to address as many of the more frequently raised shareholder topics as possible and, where appropriate, will give a representative of the Company’s auditor the opportunity to answer written questions submitted to the auditor. However, there may not be sufficient time available at the meeting to address all topics raised. Please note that individual responses will not be sent to shareholders. QU ES TI ON S My question relates to (please mark the most appropriate box) Performance or financial reports My question is for the auditor Other Remuneration Report Future direction Environmental, Social and Governance Statement General suggestion Performance or financial reports My question is for the auditor Other Remuneration Report Future direction Environmental, Social and Governance Statement General suggestion LODGE YOUR QUESTIONS  ONLINE https://investorcentre.linkgroup.com  BY MAIL Mesoblast Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia  BY FAX +61 2 9287 0309  BY HAND Link Market Services Limited Level 12, 680 George Street, Sydney NSW 2000  ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 ABN 68 109 431 870 *X99999999999* X99999999999